UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

Washington, DC 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 UNDER

THE SECURITIES EXCHANGE ACT OF 1934

May 12, 2022

Commission File Number 1-14712

ORANGE

(Translation of registrant’s name into English)

111 quai du Président Roosevelt
92130 Issy-les-Moulineaux, France

(Address of principal executive offices)

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information contained in this Form, is also thereby furnishing the information to the

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Press release

Paris, 12 May 2022

CAUTION: NOT FOR DISTRIBUTION IN THE UNITED STATES

This press release, of a purely informative nature, is not and cannot in any way be construed as an offering to sell any securities, or as a solicitation of any offer to buy securities, in any jurisdiction, including the United States, Japan, Australia, Canada and the United Kingdom. The securities mentioned in this press release have not been and will not be registered pursuant to the US Securities Act of 1933, as modified. They cannot be offered or sold in the United States absent registration or an exemption from registration. No public offer of these securities has been or will be made in the United States or elsewhere.

Orange returns to the Sustainability Bond market with a new 500m transaction supporting its social and environmental commitments

On 11 May, Orange successfully launched and priced a Sustainability Bond issue for a total amount of EUR 500 million to finance projects that fully reflect the Group s ambitions in both the green and social fields. As of today, Orange has raised EUR 1bn of Sustainability Bonds in total, following the inaugural EUR 500m transaction conducted in 2020.

As part of its strategic plan "Engage 2025", the Group has undertaken commitments towards digital inclusion, social inclusion, and the fight against climate change. More specifically, Orange intends to allocate a c.50% of the funds raised into digital and social inclusion projects and c.50% of the funds to energy efficiency and circular economy projects.

The bond issue consists of a total nominal of EUR 500 million, with a maturity of 10 years and an annual coupon of 2.375%.

This issue, which was more than 5 times oversubscribed, was met with great interest from French and international ESG investors, allowing Orange to broaden its investor base and continue to proactively manage its funding structure.

See below for the bond characteristics:

Currency	Format	Term	Notional	Coupon	Re-offer spread
EUR	Fixed rate	10 years	500 million	2.375%	m/s+ 60bps

The proceeds of the Bonds will be managed according to Orange s Sustainability Financing Framework (September 2020) (Orange Sustainability Financing Framework - 2020 09) which highlights the Group s intention to be an active player of sustainable finance and its broader commitment to mobilise all of its stakeholders around this objective.

The Framework is aligned with ICMA s 2018 Green Bond Principles (GBP), 2020 Social Bond Principles (SBP) and 2018 Sustainability Bond Guidelines (SBG). It also received a Second Party Opinion from Vigeo Eiris, a leading ESG rating agency, who delivered its highest level of assurance on Orange s commitments and on the contribution of the contemplated bonds to sustainability. The projects selected and the allocation process will be overseen by Orange s Sustainability Financing Committee. Allocation of the proceeds will be annually audited and yearly update on the impacts of investments until full allocation of the proceeds will be provided to investors.

The documentation related to this bond issuance is available on our website, under the Debt and Rating section.

About Orange

Orange is one of the world s leading telecommunications operators with sales of 42.5 billion euros in 2021 and 137,000 employees worldwide at 31 March 2022, including 76,000 employees in France. The Group has a total customer base of 278 million customers worldwide at 31 March 2022, including 232 million mobile customers and 24 million fixed broadband customers. The Group is present in 26 countries. Orange is also a leading provider of global IT and telecommunication services to multinational companies under the brand Orange Business Services. In December 2019, the Group presented its new "Engage 2025" strategic plan, which, guided by social and environmental accountability, aims to reinvent its operator model. While accelerating in growth areas and placing data and AI at the heart of its innovation model, the Group will be an attractive and responsible employer, adapted to emerging professions.

Orange is listed on Euronext Paris (symbol ORA) and on the New York Stock Exchange (symbol ORAN).

For more information on the internet and on your mobile: www.orange.com, www.orange-business.com or to follow us on Twitter: @orangegrouppr.

Orange and any other Orange product or service names included in this material are trademarks of Orange or Orange Brand Services Limited.

Press contacts:

Tom Wright; tom.wright@orange.com; +33 6 78 91 35 11

ORANGE

Date: May 12, 2022	By:	/S/ Patrice Lambert - de Diesbach
	Name:	Patrice Lambert - de Diesbach
	Title:	Senior VP, Head of Investor Relations